RTN STEALTH SOFTWARE INC.

200 - 8338 120th Street

Surrey, BC V3W 3N4

Tel: 604-598-0093 Fax: 604-592-6882

CNSX: RTN

OTCBB: RTNSF

FRANKFURT: IGN3

For Immediate Release September 15, 2010

RTN Stealth amends its Private Placement

VANCOUVER,  British  Columbia,  Canada  /September  15,  2010/  --  RTN  Stealth  Software  Inc.  (the

"Company"  or  "RTN  Stealth")  wishes  to  announce  that  it  will  amend  its  private  placement

previously   announced  on  July   30,  2010.   The   Company   will   instead   proceed  with   a  private

placement  consisting  of  up  to  2,142,857  Units  at  a  price  of  $0.35  CAD  per  Unit  to  raise  gross proceeds of up to $750,000.

Each  Unit  consists  of  one  common  share  of  RTN  Stealth  and  one  common  share  purchase warrant  of  RTN  Stealth.  One  warrant  shall  entitle  the  holder  to  acquire  one  additional  common share of RTN Stealth at $0.40 CAD per share up to and including the 15th day of March 2012.

The  Company  intends  to  use  the  proceeds  primarily  for  working  capital  and  general  corporate purposes.

Where  appropriate,  the  Company may  pay  a  finder’s  fee  of up to  8  per  cent  cash and 8  per  cent non-transferable  compensation options.  One  finder’s  warrant  entitles  the  holder  to  acquire one common share of RTN Stealth at $0.35 up to and including the 15th day of March 2012.

The  securities  issued  pursuant  to  the  private  placement  will  be  subject  to  a  four  month  hold period and the offering will be subject to normal regulatory approvals.

On behalf of RTN Stealth Software Inc.

“Michael Boulter”

Michael Boulter

President & COO

For  additional  information about  RTN  Stealth  Software  Inc.,  please  contact  us  at (604)  598-0093 or (905) 629-1333 or visit us at www.rtnstealth.com.

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-looking  statements.

These   statements   involve   known   and   unknown   risks,   delays,   uncertainties   and   other   factors   not   under   the

Corporation’s  control  that  may  cause  actual  results,  levels  of  activity,  performance  or  achievements  to  be  materially different  from  the  results,  levels  of  activity,  performance,  achievements  or  expectations  expressed  or  implied  by  these forward-looking statements.

CNSX  has  not  reviewed  and  does  not  accept  responsibility  for  the  adequacy  or  accuracy  of  the  content  of  this  news release.